Hycroft Mining Holding Corporation

4300 Water Canyon Road, Unit 1

Winnemucca, Nevada 89445

June 8, 2023

FILING VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hycroft Mining Holding Corporation
Request for Withdrawal of Post-Effective Amendment No. 1 to
Registration Statement on Form S-3 (File No. 333-257567) filed on
June 1, 2023 (Accession No. 0001493152-23-019840)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Hycroft Mining Holding Corporation (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-257567) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 1, 2023. Post-Effective Amendment No. 1 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system and is currently reflected as a post-effective amendment filed to provide updated prospectus information (POS AM) instead of a post-effective amendment filed solely to add exhibits to a registration statement (POS EX) pursuant to Rule 462(d) under the Securities Act as was stated on the face of the filing. The Company wishes to withdraw Post-Effective Amendment No. 1 to correct this error. No securities were sold pursuant to Post-Effective Amendment No. 1. The Company intends to file a revised Post-Effective Amendment No. 1 (POS EX) solely to rectify the EDGAR filing error specified above.

The original Registration Statement on Form S-3 (File No. 333-257567) filed with the Commission on June 30, 2021, and declared effective by the Commission on July 13, 2021, should remain in place and is not subject to this withdrawal request.

Please contact our counsel, Craig D. Linder, Esq. of Anthony L.G., PLLC, at (561) 514-0936 if you have any questions.

Sincerely,

/s/ Diane R. Garrett
Diane R. Garrett
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC